                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                           HEALTHEON/WEBMD CORPORATION
                           ---------------------------
                                (Name of Issuer)



                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                    422209106
                                    ---------
                                 (CUSIP Number)

                              Gerald F. Roach, Esq.
          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
                         2500 First Union Capitol Center
                          150 Fayetteville Street Mall
                          Raleigh, North Carolina 27601
                                 (919) 821-1220
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                  JUNE 18, 2000
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                   Page 1 of 7

CUSIP No. 422209106                                                Page 2 of 7



1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Quintiles Transnational Corp.
                  I.R.S. Employer Identification No.:  56-1714315

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)      [ ]
                  (b)      [ ]

3) SEC USE ONLY


4) SOURCE OF FUNDS (See Instructions)
                                                                          OO

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
6) CITIZENSHIP OR PLACE OF ORGANIZATION

                            North Carolina

                7)  SOLE VOTING POWER
NUMBER OF                                                             35,000,000
SHARES
BENEFICIALLY    8)  SHARED VOTING POWER
OWNED BY                                                                     -0-
EACH
REPORTING       9)  SOLE DISPOSITIVE POWER
PERSON                                                                35,000,000
WITH:
                10)  SHARED DISPOSITIVE POWER
                                                                             -0-

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      35,000,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                            [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                        16.1%(1)

14) TYPE OF REPORTING PERSON (See Instructions)
                                                                             CO
--------
1 Calculated based on (i) 182,104,643 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Healtheon/WebMD Corporation (the "Issuer") outstanding on April 28, 2000, as reported on the Issuer's Form 10-Q for the period ended March 31, 2000, and (ii) 35,000,000 shares of Common Stock issued pursuant to the Merger Agreement (as hereinafter defined).

CUSIP No. 422209106                                                Page 3 of 7


         This Amendment No. 1 amends and supplements the Schedule 13D filed by Quintiles Transnational Corp. with the Securities and Exchange Commission on June 6, 2000 with respect to the Common Stock of Healtheon/WebMD Corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 shall be deleted in its entirety and replaced with the following:

         The name of the entity filing this report is Quintiles Transnational Corp., a North Carolina corporation ("Quintiles"), whose principal offices are located at 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. Quintiles provides integrated product development, commercial development and other services to the pharmaceutical, biotechnology, medical device and healthcare industries.

         During the last five years, neither Quintiles nor any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have Quintiles or any of its executive officers or directors been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Please see Schedule I for information pertaining to Quintiles' executive officers and directors.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 shall be deleted in its entirety and replaced with the following:

         The boards of directors of the Issuer and Medical Manager Corporation ("Medical Manager") have approved a merger agreement pursuant to which Medical Manager will merge with and into the Issuer. In addition, the boards of directors of the Issuer and CareInsite, Inc. ("CareInsite") have approved a merger agreement pursuant to which CareInsite will merge with and into Avicienna Systems Corporation ("Avicenna"), a wholly-owned subsidiary of Medical Manager, so that Avicenna will become a wholly-owned subsidiary of the Issuer. In connection with these transactions, Quintiles entered into a voting agreement for the benefit of Medical Manager and CareInsite (the "Voting Agreement"), appointing Medical Manager and CareInsite, or either of them, as proxy for purposes of the matters covered by the Voting Agreement.

         The Voting Agreement requires Quintiles to vote all of the shares of the Issuer's common stock beneficially owned by Quintiles in favor of the proposals related to the Medical Manager merger and the CareInsite merger. Quintiles agreed not to, directly or indirectly, sell or otherwise transfer the Issuer's common stock and options or warrants to purchase the Issuer's common stock owned, controlled or acquired by the stockholder prior to the termination of the Voting Agreement without the written consent of Medical Manager and CareInsite, except that Quintiles may transfer shares to any of its affiliates who agree to be bound by the Voting Agreement. The Voting Agreement will terminate upon the earlier to occur of the completion of the Medical Manager merger, or the termination of the Medical Manager merger agreement in accordance with its terms. The Voting Agreement will also terminate in the event that the Medical Manager merger agreement or the CareInsite merger agreement is further amended.

CUSIP No. 422209106                                                Page 4 of 7


         The Voting Agreement is filed as an exhibit to this Schedule 13D/A and is incorporated herein by reference. The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to such exhibit.

         Other shareholders of the Issuer entered into similar voting agreements with Medical Manager and CareInsite in connection with their ownership of the Issuer's stock, but Quintiles is not a party to such agreements and disclaims membership in any voting group with Medical Manager, CareInsite or other shareholders of the Issuer.

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 shall be deleted in its entirety and replaced with the following.

Exhibit A         Agreement and Plan of Merger, dated as of January 22, 2000, among Healtheon/WebMD Corporation, Pine Merger Corp., Envoy
                  Corporation, Quintiles Transnational Corp. and QFinance, Inc.
                  (incorporated by reference from Exhibit 2.01 of Quintiles'
                  Current Report on Form 8-K, dated January 25, 2000, filed with the Securities and Exchange Commission).

Exhibit  B        Voting Agreement, dated June 18, 2000, among Quintiles
                  Transnational Corp. to and for the benefit of Medical Manager
                  Corporation and CareInsite, Inc.

CUSIP No. 422209106                                                Page 5 of 7


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2000

                                              QUINTILES TRANSNATIONAL CORP.

                                              By:    /s/ James L. Bierman
                                                 -----------------------------
                                              Name:  James L. Bierman
                                              Title: Chief Financial Officer

CUSIP No. 422209106                                                Page 6 of 7


                                   SCHEDULE I

        DIRECTORS AND EXECUTIVE OFFICERS OF QUINTILES TRANSNATIONAL CORP.


         The name and principal occupation of each executive officer and director of Quintiles Transnational Corp. ("Quintiles") are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Quintiles. The business address of each person is c/o Quintiles 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. With the exception of Dennis B. Gillings, who has joint citizenship between the United Kingdom and the United States of America and E.G.F. Brown, who is a citizen of the United Kingdom, each of the persons listed in Schedule I is a citizen of the United States of America.

Name                         Present Position with Quintiles and Present
----                         --------------------------------------------
                             Principal Occupation
                             --------------------

Dennis B. Gillings, Ph.D     Chairman of the Board of Directors and Chief
                             Executive Officer

James L. Bierman             Chief Financial Officer

Robert C. Bishop, Ph.D       Director
                             Chairman of the Board of AutoImmune, Inc., a biotechnology company

E.G.F. Brown                 Director
                             Chairman - Mainland Europe of Tibbett & Britten
                             Group plc

Vaughn D. Bryson             Director
                             President of Life Science Advisors, LLC, a biopharmaceutical and medical device consulting firm

Santo J. Costa               Vice Chairman and Director

Chester W. Douglass, Ph.D.   Director
                             Professor and Chairman of the Department of Oral
                             Health Policy and Epidemiology, School of Dental
                             Medicine, Harvard University

Jim D. Kever                 Director
                             Co-Chief Executive Officer of Envoy
                             Corporation, a company engaged in electronic data interchange of healthcare information


Arthur M. Pappas             Director
                             Chairman and Chief Executive Officer of A.M. Pappas
                             & Associates, LLC, an international management and consulting services company

John S. Russell              Senior Vice President and General Counsel

Eric J. Topol, M.D           Director
                             Chairman of the Department of Cardiology and Co-director of the Heart Center at The Cleveland
                             Clinic Foundation, and Director of Joseph J. Jacobs
                             Center for Thrombosis & Vascular Biology

CUSIP No. 422209106                                                Page 7 of 7


Name                         Present Principal Occupation
----                         ----------------------------

Virginia V. Weldon, M.D.     Director

                                VOTING AGREEMENT



                                       By



                         QUINTILES TRANSNATIONAL CORP.,

                            to and for the benefit of

                           MEDICAL MANAGER CORPORATION

                                       and

                                CAREINSITE, INC.





                            Dated as of June 18, 2000

                                VOTING AGREEMENT

                  VOTING AGREEMENT, dated as of June 18, 2000 (this "Agreement"), by Quintiles Transnational Corp. (the "Stockholder") to and for the benefit of Medical Manager Corporation, a Delaware corporation (the "Company"), and CareInsite, Inc., a Delaware corporation ("CareInsite").

                  WHEREAS, as of the date hereof, each Stockholder owns of record and beneficially, is the beneficial owner, or has the power to vote or direct the voting of the number of shares of common stock (the "Parent Common Stock"), par value $0.0001 per share, of Healtheon/WebMD Corporation, a Delaware corporation ("Parent"), set forth opposite such Stockholder's name on Schedule A hereto (such shares, together with any shares of Parent Common Stock acquired by the Stockholder prior to the termination of this Agreement, being referred to herein as the "Shares");

                  WHEREAS, Parent and the Company have entered into an Agreement and Plan of Merger, dated as of February 13, 2000, and concurrently with the execution of this Agreement, are entering into Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 18, 2000 (as so amended, the "Amended Merger Agreement"; capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Amended Merger Agreement), pursuant to which, upon the terms and subject to the conditions thereof, the Company will be merged with and into Parent (the "Merger");

                  WHEREAS, Parent, Avicenna Systems Corporation ("Avicenna") and CareInsite have entered into an Agreement and Plan of Merger, dated as of February 13, 2000, and concurrently with the execution of this Agreement, are entering into Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 18, 2000 (as so amended, the "Amended CareInsite Merger Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, CareInsite will be merged with and into Avicenna; and

                  WHEREAS, as a condition to the willingness of Parent and the Company to enter into the Amended Merger Agreement, and Parent and CareInsite to enter into the Amended CareInsite Merger Agreement, the Company and CareInsite have requested the Stockholders to agree, and, in order to induce the Company to enter into the Amended Merger Agreement and CareInsite to enter into the Amended CareInsite Merger Agreement, the Stockholders are willing to agree, to vote in favor of adopting the Amended Merger Agreement, approving the Merger and issuing additional shares of Parent Common Stock in the Merger and pursuant to the Amended CareInsite Merger Agreement (the "Parent Proposals"), upon the terms and subject to the conditions set forth herein.

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

                  Section 1. Voting of Shares. Until the termination of this Agreement in accordance with the terms hereof, each Stockholder hereby agrees that, at the Parent

Stockholders' Meeting or any other meeting of the stockholders of Parent, however called, and in any action by written consent of the stockholders of Parent, such Stockholder will vote all of its respective Shares (a) in favor of the Parent Proposals and the other transactions contemplated by the Amended Merger Agreement and by the Amended CareInsite Merger Agreement, (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent under the Amended Merger Agreement, the Amended CareInsite Merger Agreement or which would result in any of the conditions to the Amended Merger Agreement or the Amended CareInsite Merger Agreement not being fulfilled, and (c) in favor of any other matter necessary to the consummation of the transactions contemplated by the Amended Merger Agreement or the Amended CareInsite Merger Agreement and considered and voted upon by the stockholders of the Parent. Each Stockholder acknowledges receipt and review of a copy of the Amended Merger Agreement and the Amended CareInsite Merger Agreement.

                  Section 2. Proxy. Each Stockholder, by this Agreement, does hereby constitute and appoint the Company and CareInsite or either one of them, or any nominee of either of them, with full power of substitution, as the Stockholder's irrevocable proxy and attorney-in-fact to vote its Shares as indicated in Section 1. Stockholder intends this proxy to be irrevocable and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by him with respect to its Shares.

                  Section 3. Transfer of Shares. Each Stockholder represents and warrants that it has no present intention of taking action to, prior to the termination of this Agreement in accordance with the terms hereof, and shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of Law), pledge, encumber or otherwise dispose of any of its Shares, (b) deposit any of its Shares into a voting trust or enter into a voting agreement or arrangement with respect to its Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of Law) or other disposition of any Shares, except in each case (i) with the prior written consent of the Company and CareInsite, which shall not be unreasonably withheld or delayed if the percentage of outstanding voting common stock (on both an actual outstanding and fully diluted, fully converted basis) entitled to vote on the Parent Proposals covered by voting agreements substantially similar to this Agreement is not reduced as a result of such sale, assignment, transfer or other disposition or (ii) to an affiliate of the Stockholder, provided that such affiliate agrees to be bound by the terms of this Agreement. The restrictions on transfer in this Section 3 shall terminate upon the earlier of the termination of this Agreement or January 22, 2001.

                  Section 4. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to the Company and CareInsite, severally and not jointly, with respect to itself and its ownership of its Shares as follows:

                  (a) Such Stockholder has all legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

                  (b) Such Stockholder is the record or beneficial owner of its Shares and such Shares are owned free and clear of any liens, claims, charges, encumbrances or voting agreements and commitments of every kind, other than this Agreement. Other than with respect to rights to purchase Parent Common Stock granted under Parent's stock option plans, agreements and arrangements or pursuant to warrants outstanding on the date hereof, such Stockholder does not own or hold any rights to acquire any additional Parent Common Stock or other securities of Parent or any interest therein or any voting rights with respect to any additional Parent Common Stock or any other securities of Parent.

                  (c) This Agreement has been duly executed and delivered by such Stockholder.

                  (d) This Agreement constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency or other similar requirements of Law affecting the enforcement of creditor's rights generally and by general principles of equity.

                  Section 5. Termination. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as defined in the Amended Merger Agreement), (ii) the termination of the Amended Merger Agreement in accordance with the terms thereof, or (iii) any further amendment to the Amended Merger Agreement or the Amended CareInsite Merger Agreement; provided that the provisions of Sections 6 through 14 (inclusive) of this Agreement shall survive any termination of this Agreement; and provided further that no such termination shall relieve any party of liability for a willful breach hereof prior to termination.

                   Section 6. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                   Section 7. Notices. (a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be sent by an overnight courier service that provides proof of receipt, mailed by registered or certified mail (postage prepaid, return receipt requested) or telecopied to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  if to the Company:

                  Medical Manager Corporation
                  669 River Drive
                  Elmwood Park, New Jersey  07407-1361
                  Telephone: (201) 703-3400
                  Facsimile: (201) 703-3401
                  Attention: General Counsel
                  with a copy to:

                  Shearman & Sterling
                  599 Lexington Avenue
                  New York, New York  10022
                  Telephone: (212) 848-4000
                  Facsimile: (212) 848-7179
                  Attention: Creighton O'M. Condon, Esq.

                  if to CareInsite:

                  CareInsite, Inc.
                  669 River Drive
                  Elmwood Park, New Jersey  07407-1361
                  Telephone: (201) 703-3400
                  Facsimile: (201) 703-3401
                  Attention: General Counsel

                  with a copy to:

                  Davis, Polk & Wardwell
                  450 Lexington Avenue
                  New York, New York 10017
                  Telephone: (212) 450-4000
                  Facsimile: (212) 450-4800
                  Attention: John Bick, Esq.

                  if to the Stockholders:

                  At the address set forth opposite such Stockholder's name on Schedule A with a copy to:

                  Alston & Bird LLP
                  1211 East Morehead Street
                  Charlotte, North Carolina 28204
                  Telephone: (704) 331-6000
                  Facsimile: (704) 334-2014
                  Attention: H. Bryan Ives III
                             C. Mark Kelly

                  (b) Notices of changes of address shall be effective only upon receipt.

                  Section 8. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  Section 9. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

                   Section 10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

                  Section 11. Assignment; Binding Effect; Benefit. (a) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties.

                  (b) This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                  Section 12. Governing Law; Forum. (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state.

                  (b) Each of the parties hereto irrevocably agrees that all legal actions or proceedings with respect to this Agreement shall be brought and determined in the courts of the State of Delaware or in the United States District Court for the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with applicable Law, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts and (iii) to the fullest extent permitted by applicable Law, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

                  Section 13. Counterparts. This Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

                  Section 14. WAIVER OF JURY TRIAL. EACH OF THE COMPANY AND CAREINSITE AND EACH STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE COMPANY, CAREINSITE AND THE STOCKHOLDERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above.


                                              QUINTILES TRANSNATIONAL CORP.


                                                       /s/ Dennis B. Gillings
                                              ---------------------------------
                                              By:      Dennis B. Gillings
                                              Its:     Chief Executive Officer









         Agreed and Acknowledged:

         MEDICAL MANAGER CORPORATION


                  /s/    Charles Mele
         --------------------------------
         By:      Charles Mele
         Its:     Executive Vice President - General Counsel


         CAREINSITE, INC.

                  /s/    David C. Amburgey
         ---------------------------------
         By:      David C. Amburgey
         Its:     Senior Vice President - General Counsel

                                   SCHEDULE A

                                  STOCKHOLDERS







--------------------- -------------------------- ------------------------------
NAME OF STOCKHOLDER   ADDRESS                    NUMBER OF SHARES OF PARENT
                                                 COMMON STOCK OWNED OF RECORD
                                                 AND BENEFICIALLY
--------------------- -------------------------- ------------------------------
Quintiles             4709 Creekstone Drive               35,000,000
Transnational Corp.   Riverbirch Building,
                      Suite 200
                      Durham, NC 27703-8411

--------------------- -------------------------- ------------------------------
--------------------- -------------------------- ------------------------------